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STANDARD POWER AND LIGHT, INC.


                                                          FOR IMMEDIATE RELEASE:
                                                               NOVEMBER 30, 2001


                                                           CONTACT: RICHARD RYAN
                                                   STANDARD POWER AND LIGHT, INC
                                                 NUMBER 608-562-3815 WEEKDAYS OR
                                                           630-964-1132 WEEKENDS


              STANDARD POWER AND LIGHT FILES NOTICE OF TENDER OFFER TO ACQUIRE HOUSTON BASED ENRON CORPORATION WITH THE
                       SECURITIES AND EXCHANGE COMMISSION

OAK BROOK, ILLINOIS based Standard Power and Light, Inc. today has filed with the Securities and Exchange Commission a Notice to acquire the shares of Houston based Enron through a Tender Offer.

"We intend on acquiring at least the majority of the shares of Enron, selling off all divisions of the business except for the energy related companies and putting this company back on its feet." Commented Richard Ryan, Standard Power's President and Chief Executive Officer.

Standard Power and Light is in the business of developing independent power plants and selling the power long term for the benefit of the equity holders.

"We believe that if the non energy related businesses are sold off, that the balance of the debt, both on balance sheet and off balance sheet, can be adequately managed and ultimately retired through a long term reorganization. We believe the operations of the energy business alone are sufficient to repay the debt obligation to the creditors" Ryan commented. "We will be as creative financially as we need to be to make this happen." He said

"I can assure all debt holders that the focus of the company, post acquisition will be limited to the energy business and retirement of the debt." Ryan added.

Standard Power is in the process of assembling a management team to finish the Tender Offer. "We expect to have the management team in place within a week or two at which time we hope to begin making filings to begin and complete the tender offer."


                                                                       CONTINUED

ALL INVESTORS PLEASE READ THE TENDER OFFER STATEMENT WHEN IT IS AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION

INVESTORS MAY GET THE TENDER OFFERING STATEMENT AND OTHER FILED DOCUMENTS FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION WEBSITE OR BY CONTACTING THE COMPANY THROUGH ITS LAWFIRM AS FOLLOWS: O'ROURKE, MCCLOSKEY AND MOODY, 161 NORTH CLARK STREET, SUITE 2230, CHICAGO, ILLINOIS 60601

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STANDARD POWER AND LIGHT, INC.


                                                          FOR IMMEDIATE RELEASE:
                                                               NOVEMBER 30, 2001
                                                                     PAGE 2 OF 2


When asked about the conditions to complete such an acquisition, Ryan said "The only contingencies I can see at this point are cooperation from the company and Mr. Lay's Office with a very rapid due diligence review, any additional financing that may be required and acquisition of a majority of the shares."

When asked about the financial ability to complete such an acquisition, Ryan said, "From a cash standpoint, the company is assembling a financing package that involves many different lenders, both private and public. Once I know what the exact price of the Tender Offer will be then I will know how much additional cash we will need to raise, if any." He said.

"In our offering document we will clearly state our finance structure, cash availability and other terms so that the stockholders can make a decision one way or another." He said.

"We expect the offering price to be under $1.00 per share depending on a few issues that have yet to be finalized internally." Ryan said. "One of which is the Dynegy issue" He added.

For additional information, please contact Mr. Richard Ryan at 630-964-1132 on weekends or 608-562-3815 during business hours.


ALL INVESTORS PLEASE READ THE TENDER OFFER STATEMENT WHEN IT IS AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION

INVESTORS MAY GET THE TENDER OFFERING STATEMENT AND OTHER FILED DOCUMENTS FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION WEBSITE OR BY CONTACTING THE COMPANY THROUGH ITS LAWFIRM AS FOLLOWS: O'ROURKE, MCCLOSKEY AND MOODY, 161 NORTH CLARK STREET, SUITE 2230, CHICAGO, ILLINOIS 60601